United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F   ☑   Form 40-F   ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes   ☐ No   ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes   ☐ No   ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes   ☐ No   ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release

Signature Page

Companhia Vale do Rio Doce
22 January 2008
For immediate release
22 January 2008
UK Takeover Code Dealing Disclosure Requirements
In accordance with the UK City Code on Takeovers and Mergers (the “Code”), Companhia Vale do Rio Doce (“Vale”) is obliged to publish the following information about dealing disclosure requirements:
Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Vale or Xstrata plc (“Xstrata”), all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Vale or Xstrata, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of Vale by Xstrata or of Xstrata by Vale or Xstrata, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Takeover Panel.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 22, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations